SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

SBS Broadcasting S.A.

(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

CK

SBS BROADCASTING

FOR IMMEDIATE RELEASE

MARKUS TELLENBACH NAMED CHIEF EXECUTIVE OFFICER OF SBS BROADCASTING

LUXEMBOURG, August 9, 2002 - SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that as per its management succession plan announced in August 2001, Markus Tellenbach has been named Chief Executive Officer. Michael Finkelstein has retired but remains a member of the company's Board of Directors. Additionally, Harry Evans Sloan will be assuming expanded duties in his new role as SBS Executive Chairman.

SBS Founder and Executive Chairman Harry Evans Sloan said: "Mike Finkelstein has been an integral part of the SBS team since 1997, and SBS and its shareholders have been fortunate to benefit from his wisdom and expertise. As CEO, Mike streamlined SBS' operations and positioned the company for sustained growth under the direction of Markus Tellenbach. I would like to thank Mike personally for his many contributions to SBS and look forward to his continued support as a valued member of our Board."

Commenting on his appointment, Mr. Tellenbach said: "It has been a pleasure to work closely with Mike Finkelstein over the past year, and I am proud of the progress we have made in tightening SBS' cost structure and improving margins. As our strong second quarter results indicate, SBS is well positioned to grow viewing share and drive the bottom line as the advertising market strengthens. I am eager to continue executing on our business plan and in leading our experienced station management team toward further margin improvement."

Michael Finkelstein said: "After working closely with Markus over the past year I am fully confident in his ability and commitment to lead what I consider to be one of Europe's premier broadcast groups. I wish him and Harry Sloan continued success in using SBS' Pan-European footprint and diverse station base to create shareholder value, and I look forward to providing continued advice on SBS' strategic direction through my role on the Board."

-continued-

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including statements relating to the streamlining of SBS' operations, the company is positioned for sustained growth under the direction of Markus Tellenbach, SBS is well positioned to grow viewing shares and drive the bottom line as the advertising market strengthens, SBS will be able to continue executing on its business plan, SBS' experienced management team will be able to produce further margin improvement, SBS is one of Europe's premier broadcast groups and, SBS will be able to use its Pan-European footprint and diverse station base to create shareholder value. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

# # # # #

For further information visit: ***www.sbsbroadcasting.com***, or contact:

Investors:	Press:	
Michael Smargiassi	Glen Dickson	Catriona Cockburn
Brainerd Communicators	Brainerd Communicators	Citigate Dewe Rogerson
Tel: +1 212 986 6667	Tel: +1 212 986 6667	Tel: +44 207 282 2924
Fax: +1 212 986 8302	Fax: +1 212 986 8302	Fax: +44 207 282 8040
smarg@braincomm.com	dickson@braincomm.com	catriona.cockburn@citigatedr.co.uk

SBS BROADCASTING SA
REPORTS SECOND QUARTER RESULTS

SECOND QUARTER
Net Revenues up by 1%
Station Operating Cash Flow improved by 9%
Same Station Operating Cash Flow improved by 21%

SIX MONTHS
Net Revenues up by 1%
Station Operating Cash Flow improved by 51%
Same Station Operating Cash Flow improved by 74%

LUXEMBOURG, August 8, 2002 – SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three and six months ended June 30, 2002.

Results, which are attached, are in thousands of euros (except share data) converted from local currencies. The following interim report should be read in conjunction with the accompanying unaudited interim financial statements. Financial highlights are as follows:

	Three months ended June 30,			Six months ended June 30,		
	2002	**2001**	**% change**	**2002**	**2001**	**% change**
Net revenue	€135,882	€133,932	1%	€242,903	€240,398	1%
Operating income (loss) [1]	10,450	6,428	63%	(1,641)	(13,638)	88%
Station operating cash flow [2]	20,202	18,595	9%	16,397	10,865	51%
Net income (loss) [1]	17,778	(19,899)	189%	(2,149)	(46,324)	95%
Net income (loss) per share	€0.62	€(0.71)		€(0.08)	€(1.68)	
Average shares outstanding (000)	28,489	27,931		28,412	27,521	
Same Stations [3]						
Net revenue	€129,898	€131,795	(1%)	€232,972	€236,948	(2%)
Operating income (loss) [1]	13,946	7,739	80%	5,471	(10,364)	153%
Station operating cash flow [2]	23,496	19,437	21%	23,155	13,313	74%

1. Operating income and net loss for the three months ended June 30, 2001, included goodwill amortization of €1,471,000 and €4,098,000, respectively, and operating loss and net loss for the six months ended June 30, 2001, included goodwill amortization of €3,110,000 and €8,073,000, respectively.

2. Station operating cash flow is defined as operating loss plus corporate expenses, non-cash compensation, depreciation and amortization expenses.

3. Same Stations information is adjusted for revenue and results at V8, which was not consolidated in the three and six months ended June 30, 2001, prima TV, which was not consolidated in the three and six months ended June 30, 2002, and Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002.

Commenting on the results, Michael Finkelstein, SBS's Chief Executive Officer, said: "Our second quarter results reflect our success in executing our cost reduction program. Despite the soft advertising environment, our same station operating income improved 80% and cash flow was up 21% in the quarter. For the first half of the year, we delivered impressive same station results with operating income improving 153% and cash flow increasing 74%.

"We are delivering on our promise to improve margins and operating results. This will allow us to further drive financial performance as the advertising market improves. In the second half of the year we expect to continue our strong bottom line growth and remain optimistic about the prospects of modest improvements in the advertising environment."

Effective January 1, 2002, we prepare our financial statements in euros and, consistent with prior years, in accordance with US generally accepted accounting principles. Comparative prior year financial statements have been revised to reflect the euro as the reporting currency.

Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroners, Hungarian forints and euros, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollars and other currencies. Balance sheet accounts are translated from foreign currencies into euros at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting balance sheet translation adjustments are reflected as a component of shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

In the discussions of the results for the three and six months ended June 30, 2002 compared to the three and six months ended June 30, 2001, we divide our operations into three categories:

- "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and, from October 1, 2001, V8, (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2 (in Hungary), prima TV (in Romania) through to June 30, 2001 and other related operations that are not material.

- "Radio operations", which include: The Voice and Voice POP in Copenhagen, The Voice and Voice POP in Odense, and from October 1, 2001, The Voice in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg and Radio 106.7 Rockklassiker and Radio Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, Radio KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi (in Greece).

- "SBS New Media", which includes results from vt4.net (in Belgium), transactional revenues related to e-ventures in which we have an equity stake and a portion of advertising revenues arising from campaigns placed at our television and radio stations by those e-ventures.

Results from TV3 in Switzerland, through to November 30, 2001, TVN in Poland, prima TV, in Romania from July 1, 2001, ATV in Austria from November 1, 2001, and Radio Noordzee in The Netherlands are not included in the operations referred to above, but are included in equity in income (loss) of unconsolidated subsidiaries.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities, which are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:				
Station operating expenses	69.3%	69.4%	75.2%	75.5%
Selling, general and administrative expenses	15.8%	16.7%	18.1%	20.0%
Corporate expenses	2.6%	3.1%	2.5%	3.3%
Non-cash compensation	0.2%	0.3%	0.2%	0.3%
Depreciation and Amortization	4.4%	5.7%	4.7%	6.6%

Three months ended June 30, 2002 compared to three months ended June 30, 2001

Net Revenue

Net revenue increased €1,950,000, or 1%, from €133,932,000 for the three months ended June 30, 2001 to €135,882,000 for the three months ended June 30, 2002. The increase was primarily attributable to increased net revenues of €2,402,000, or 2%, at our Television operations.

The increase in net revenues at our Television operations was mainly due to increased net revenues of €5,592,000, or 13%, from our Dutch Television operations, which increased primarily as a result of €5,674,000 from V8, which was not consolidated in the three months ended June 30, 2001. Kanal 5 had increased net revenues of €2,612,000, or 18%, mainly due to an increase in viewing shares. Such increases were offset by a decrease of €2,137,000 related to prima TV, which was not consolidated from July 1, 2001. TV2 in Hungary had decreased revenues of €1,796,000, or 9%, mainly due to a significant decrease in share of viewing. Our Danish Television operations had decreased revenues of €1,308,000, or 11%, due to a decrease in the Danish television advertising market. VT4 had decreased revenues of €944,000, or 7%, mainly due to decreased barter revenues, which almost corresponded to decreased marketing expenses at VT4. TVNorge had marginally increased net revenues as compared to the same period last year.

Our Radio operations net revenues increased €616,000, or 6%, mainly due to revenues at Lampsi, which was not broadcasting in the three months ended June 30, 2001, and increased revenues in our Danish and Swedish Radio operations.

SBS New Media net revenues decreased €1,068,000, or 50%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

Station operating expenses increased €1,242,000, or 1%, from €92,946,000 for the three months ended June 30, 2001 to €94,188,000 for the three months ended June 30, 2002. Station operating expenses expressed as a percentage of net revenues were 69.4% and 69.3% for the three months ended June 30, 2001 and 2002, respectively.

Our Television operations had increased station operating expenses of €1,138,000, or 1%, for the three months ended June 30, 2002, compared to the three months ended June 30, 2001, due to station operating expenses of €7,607,000 at V8, which was not consolidated in the three months ended June 30, 2001. This increase was offset by decreased programming expenses at our Danish Television operations and Kanal 5 of €1,693,000, or 24%, and €1,699,000, or 21%, respectively, and to the absence in 2002 of operating expenses of €2,176,000 at prima TV, which was not consolidated in the three months ended June 30, 2002.

Our Radio operations had increased station operating expenses of €104,000, or 3%, primarily due expenses at The Voice Aarhus, which was not owned by us in the three months ended June 30, 2001.

SBS New Media had unchanged station operating expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased €899,000, or 4%, from €22,391,000 for the three months ended June 30, 2001 to €21,492,000 for the three months ended June 30, 2002, primarily attributable to decreases of €492,000, or 3%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 16.7% and 15.8% for the three months ended June 30, 2001 and 2002, respectively.

The decrease in selling, general and administrative expenses at our Television operations was mainly due to decreased marketing expenses of €1,163,000 at VT4, and €531,000 related to prima TV, which was not consolidated from July 1, 2001. The decrease was partially offset by selling, general and administrative expenses of €1,320,000 at V8, which was not consolidated in the three months ended June 30, 2001.

Our Radio operations had lower selling, general and administrative expenses of €288,000, or 6%, primarily due to general savings at our Swedish and Finnish Radio operations. Such savings were partly offset by expenses at The Voice Aarhus, which was not owned by us in the three months ended June 30, 2001.

SBS New Media had decreased selling, general and administrative expenses of €119,000, mainly due to general savings at vt4.net.

Corporate Expenses

Corporate expenses decreased €564,000, or 14%, from €4,090,000 for the three months ended June 30, 2001 to €3,526,000 for the three months ended June 30, 2002, mainly as a consequence of the corporate restructuring in 2001. Corporate expenses expressed as a percentage of net revenues were 3.1% and 2.6% for the three months ended June 30, 2001 and 2002, respectively.

Non-cash Compensation

Non-cash compensation decreased €181,000, or 47%, from €388,000 for the three months ended June 30, 2001 to €207,000 for the three months ended June 30, 2002, mainly due to the absence in 2002 of the compensation expense for our former Chief Operating Officer.

Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased €1,670,000, or 22%, from €7,689,000 for the three months ended June 30, 2001 to €6,019,000 for the three months ended June 30, 2002, mainly attributable to the absence in 2002 of goodwill amortization of €1,471,000, as the company has applied Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The decrease was also partially attributable to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 5.7% and 4.4% for the three months ended June 30, 2001 and 2002, respectively.

Operating Income

Operating income increased €4,022,000, or 63%, from €6,428,000 for the three months ended June 30, 2001 to €10,450,000 for the three months ended June 30, 2002, primarily attributable to increased operating income of €3,087,000 at our Television operations.

The increase in our operating income was achieved despite an operating loss in the three months ended June 30, 2002 of €3,429,000 at V8, which was not consolidated in the three months ended June 30, 2001. This loss was partly offset by a decrease in losses of €281,000 at Lampsi, which was not broadcasting in the three months ended June 30, 2001, and by the absence of losses in the three months ended June 30, 2002 of €963,000 at prima TV, which was not consolidated in the three months ended June 30, 2002. Excluding the operating results from V8, prima TV and Lampsi, our same station operating income increased €6,207,000, or 80%, from €7,739,000 for the three months ended June 30, 2001 to €13,946,000 for the three months ended June 30, 2002, primarily attributable to increased operating income at Kanal 5 of €4,480,000.

Equity in Income (Loss) from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries improved €9,380,000, from a loss of €7,486,000 for the three months ended June 30, 2001 to an income of €1,894,000 for the three months ended June 30, 2002. The improvement was mainly attributable to the absence of net losses of €3,414,000 in the three months ended June 30, 2002 associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €2,464,000 for the three months ended June 30, 2001, related to our equity investments in TVN in

Poland and Radio Noordzee. This improvement was offset by the net losses of €3,290,000 from V8 in the three months ended June 30, 2001, when we did not consolidate the results of V8.

Net Interest Expense

Net interest expense increased €1,728,000, or 38%, from €4,562,000 for the three months ended June 30, 2001, to €6,290,000 for the three months ended June 30, 2002. The increase was primarily attributable to reduced interest income related to lower average cash balances and increased interest expense related to our €135 million 12% Senior Notes.

Foreign Exchange Gains

Foreign exchange gains increased €10,792,000, from a gain of €3,042,000 for the three months ended June 30, 2001 to €13,834,000 for the three months ended June 30, 2002, primarily attributable to a currency gain of €9,943,000 in the three months ended June 30, 2002 related to our dollar-denominated $75 million Convertible Debentures, and a gain in the three months ended June 30, 2002 on our dollar-denominated programming liabilities.

Investment Losses

Investment losses decreased €13,476,000 from the three months ended June 30, 2001 as there were no recurring write-off of New Media assets in the three months ended June 31, 2002.

Other Expenses, Net

Other expenses, net, decreased €810,000, or 91%, from €888,000 for the three months ended June 30, 2001 to €78,000 for the three months ended June 30, 2002.

Net Income (Loss)

As a result of the foregoing, our net income (loss) improved €37,677,000 from a loss of €19,899,000 for the three months ended June 30, 2001 to an income of €17,778,000 for the three months ended June 30, 2002.

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Net Revenue

Net revenue increased €2,505,000, or 1%, from €240,398,000 for the six months ended June 30, 2001 to €242,903,000 for the six months ended June 30, 2002. The increase was primarily attributable to increased net revenues of €4,191,000, or 2%, at our Television operations.

The increase in net revenues at our Television operations was mainly due to increased net revenues of €11,394,000, or 15%, from our Dutch Television operations, mainly due to revenues of €9,621,000 from V8, which was not consolidated in the six months ended June 30, 2001. Excluding revenues from V8, our Dutch Television operations had increased revenues of €1,773,000, or 2%, mainly due to an increased television advertising market. Kanal 5 had increased net revenues of €1,883,000, or 6%, mainly due to improved viewing shares. Such increases were offset by a decrease of €2,899,000 related to prima TV, which was not consolidated from July 1, 2001. TV2 in Hungary had decreased revenues of €814,000, or 3%, mainly due to decreased viewing shares. Our Danish Television operations had decreased revenues of €3,922,000, or 16%, due to a decrease in the Danish television advertising market. VT4 had decreased revenues of €2,820,000, or 11%, mainly due to decreased barter revenues, which almost corresponded to decreased marketing expenses at VT4. TVNorge had marginally increased net revenues as compared to the same period last year.

Our Radio operations net revenues decreased €268,000, or 1%, mainly due to decreased revenues in our Swedish and Finnish Radio operations, as a result of a decrease in the local radio advertising markets.

SBS New Media net revenues decreased €1,418,000, or 37%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

Station operating expenses increased €1,086,000, or 1%, from €181,502,000 for the six months ended June 30, 2001 to €182,588,000 for the six months ended June 30, 2002. Station operating expenses expressed as a percentage of net revenues were 75.5% and 75.2% for the six months ended June 30, 2001 and 2002, respectively.

Our Television operations had increased station operating expenses of €1,165,000, or 1%, for the six months ended June 30, 2002, compared to the six months ended June 30, 2001, despite consolidated station operating expenses of €13,618,000 at V8, which was not consolidated in the six months ended June 30, 2001. This increase was offset by decreased programming expenses at our Danish Television operations and Kanal 5 of €4,161,000, or 26%, and €2,327,000, or 14%, respectively, and to the absence in 2002 of operating expenses of €4,248,000 at prima TV, which was not consolidated in the six months ended June 30, 2002.

Our Radio operations had lower station operating expenses of €114,000, or 2%, primarily due to general savings at our Swedish and Finnish Radio operations. Such savings were partly offset by expenses at The Voice Aarhus, which was not owned by us in the six months ended June 30, 2001.

SBS New Media had increased station operating expenses of €35,000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased €4,113,000, or 9%, from €48,031,000 for the six months ended June 30, 2001 to €43,918,000 for the six months ended June 30, 2002, primarily attributable to decreases of €3,077,000, or 8%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 20.0% and 18.1% for the six months ended June 30, 2001 and 2002, respectively.

The decrease in selling, general and administrative expenses at our Television operations was mainly due to decreased marketing expenses of €2,953,000 and €1,258,000 at VT4 and Kanal 5, respectively. The decrease was partially offset by selling, general and administrative expenses of €2,575,000 at V8, which was not consolidated in the six months ended June 30, 2001.

Our Radio operations had lower selling, general and administrative expenses of €588,000, or 7%, primarily due to general savings at our Swedish and Finnish Radio operations, and savings related to Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002. Such savings were partly offset by expenses at The Voice Aarhus, which was not owned by us in the six months ended June 30, 2001.

SBS New Media had decreased selling, general and administrative expenses of €448,000, mainly due to general savings at vt4.net.

Corporate Expenses

Corporate expenses decreased €1,742,000, or 22%, from €7,860,000 for the six months ended June 30, 2001 to €6,118,000 for the six months ended June 30, 2002, mainly as a consequence of the corporate restructuring in 2001. Corporate expenses expressed as a percentage of net revenues were 3.3% and 2.5% for the six months ended June 30, 2001 and 2002, respectively.

Non-cash Compensation

Non-cash compensation decreased €342,000, or 45%, from €756,000 for the six months ended June 30, 2001 to €414,000 for the six months ended June 30, 2002, mainly due to the absence in 2002 of the compensation expense for our former Chief Operating Officer.

Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased €4,381,000, or 28%, from €15,887,000 for the six months ended June 30, 2001 to €11,506,000 for the six months ended June 30, 2002, mainly attributable to the absence in 2002 of goodwill amortization of €3,110,000, as the company has applied Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The decrease was also partially attributable to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 6.6% and 4.7% for the six months ended June 30, 2001 and 2002, respectively.

Operating Loss

Operating loss decreased €11,997,000, or 88%, from €13,638,000 for the six months ended June 30, 2001 to €1,641,000 for the six months ended June 30, 2002, primarily attributable to decreased operating losses of €9,859,000 at our Television operations.

The decrease in our operating loss was achieved despite an operating loss in 2002 of €6,874,000 at V8, which was not consolidated in the six months ended June 30, 2001, and increased losses of €20,000 at Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002, which was partly offset by the absence of losses in 2002 of €3,056,000 at prima TV, which was not consolidated in the six months ended June 30, 2002. Excluding the operating results from V8, prima TV and Lampsi, our same station operating income (loss) improved €15,835,000, from a loss of €10,364,000 for the six months ended June 30, 2001 to an income of €5,471,000 for the six months ended June 30, 2002, primarily attributable to increased operating income at Kanal 5 of €5,695,000 and a decrease in losses of €5,294,000 at our Danish television operations.

Equity in Income (Loss) from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries improved €14,411,000 from a loss of €14,065,000 for the six months ended June 30, 2001 to an income of €346,000 for the six months ended June 30, 2002. The improvement was mainly attributable to the absence of net losses of €6,838,000 in 2002 associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €4,805,000 related to our equity investments in TVN in Poland and Radio Noordzee. This improvement was offset by the net losses of €3,290,000 from V8 in the six months ended June 30, 2001, when we did not consolidate the results of V8.

Net Interest Expense

Net interest expense increased €4,939,000, or 61%, from €8,088,000 for the six months ended June 30, 2001 to €13,027,000 for the six months ended June 30, 2002. The increase was primarily attributable to reduced interest income related to cash balances and increased interest expense related to our €135 million 12% Senior Notes.

Foreign Exchange Gains

Foreign exchange gains increased €7,513,000, from a gain of €4,721,000 for the six months ended June 30, 2001 to €12,234,000 for the six months ended June 30, 2002, primarily attributable to a currency gain in 2002 on our $75 million Convertible Debentures and currency gain on our dollar-denominated programming liabilities.

Investment Losses

Investment losses decreased €13,476,000 from the six months ended June 30, 2001, as there were no recurring write-off of New Media assets in the six months ended June 30, 2002.

Other Expenses, Net

Other expenses, net, decreased €1,125,000, or 91%, from €1,239,000 for the six months ended June 30, 2001 to €114,000 for the six months ended June 30, 2002.

Net Loss

As a result of the foregoing, our net loss decreased €44,175,000, or 95%, from €46,324,000 for the six months ended June 30, 2001 to €2,149,000 for the six months ended June 30, 2002.

Station Operating Cash Flow

"Station operating cash flow" is operating income (loss) plus corporate expenses, non-cash compensation, depreciation and amortization expenses. We believe that station operating cash flow is accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow is not, and should not be used as, an indicator of or alternative to operating income (loss), net income (loss), or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under US generally accepted accounting principles.

Station operating cash flow for the six months ended June 30, 2002 was €16,397,000 as compared to €10,865,000 for the six months ended June 30, 2001. The improvement was primarily attributable to improved station operating cash flow at Kanal 5 and our Dutch Television operations (excluding V8) of €5,347,000 and €3,123,000, respectively, and decreased losses at TVNorge and our Danish Television operations of €3,479,000 and €2,526,000, respectively. Such improvements were partly offset by a station operating cash flow loss of €6,572,000 at V8, which was not consolidated in 2001, and increased losses of €5,451,000 at TV2 in Hungary.

Disclosure required by the Indenture

	Three months ended June 30, 2002	Last twelve months ended June 30, 2002
Restricted Group adjusted EBITDA (1) (2)	€ 18,763	€ 45,854
Unrestricted Group adjusted EBITDA (1) (2)	(2,087)	(17,656)
Consolidated adjusted EBITDA (1)	€ 16,676	€ 28,198

1. Adjusted EBITDA represents operating income (loss) before depreciation and amortization expenses, non-cash compensation, restructuring expenses and other non-recurring expenses. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is equivalent to station operating cash flow less corporate expenses, and as noted above we believe that station operating cash flow is a relevant measurement utilized by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

2. Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our unrestricted subsidiaries (as defined in our Indenture for €135 million 12% Senior Notes, dated as of June 14, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee) (the "Indenture"). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our restricted subsidiaries (as defined in our Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Radio Noordzee.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that we are delivering our promise to deliver margins and operating results; the statement that such margin and operating result improvement will allow us to further drive financial performance as the advertising market improves; the statement that we expect to continue our strong bottom line growth in the second half of the year; and the statement that we remain optimistic about the prospects of modest improvements in the advertising environment. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising spending growth;

the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations, web sites and/or services; the effects of technological changes in broadcasting and Internet technology; and, our success at managing the risks that arise from these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Teleconference

SBS will hold a teleconference to discuss its second quarter results on Friday, August 9, 2002 at 9:00 a.m. (New York Time) and 15:00 (Amsterdam Time). To access the teleconference, please dial 973-633-1010. The teleconference will also be available via live webcast on the Company's Web site, located at www.sbsbroadcasting.com. A replay of the teleconference will be available through August 12, 2002, and can be accessed by dialing +1-877-519-4471 or +1-973-341-3080, passcode: 3412128. The webcast will be archived on the Company's web site for two weeks.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

For further information visit: ***www.sbsbroadcasting.com***, or contact:

Investors:

Michael Smargiassi
Brainerd Communicators, Inc.
Tel: +1 212 986 6667
Fax: +1 212 986 8302
smarg@braincomm.com

Press:

Glen Dickson
Brainerd Communicators, Inc.
Tel: +1 212 986 6667
Fax: +1 212 986 8302
dickson@braincomm.com

Catriona Cockburn
Citigate Dewe Rogerson
Tel: +44 207 282 2924
Fax: +44 207 282 8040
catriona.cockburn@citigatedr.co.uk

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands of euro, except share and per share data)

	Three months ended June 30,		Six months ended June 30,	
	2001	2002	2001	2002
Net revenue	€ 133,932	€ 135,882	€ 240,398	€ 242,903
Operating expenses:				
Station operating expenses	92,946	94,188	181,502	182,588
Selling, general and administrative expenses	22,391	21,492	48,031	43,918
Corporate expenses	4,090	3,526	7,860	6,118
Non-cash compensation	388	207	756	414
Depreciation	3,869	4,051	8,024	7,434
Amortization	3,820	1,968	7,863	4,072
Total operating expenses	127,504	125,432	254,036	244,544
Operating income (loss)	6,428	10,450	(13,638)	(1,641)
Equity in income (loss) of unconsolidated subsidiaries	(7,486)	1,894	(14,065)	346
Interest income	725	338	1,874	660
Interest expense	(5,287)	(6,628)	(9,962)	(13,687)
Foreign exchange gain	3,042	13,834	4,721	12,234
Investment loss	(13,476)	-	(13,476)	-
Other expense, net	(888)	(78)	(1,239)	(114)
Income (loss) before income taxes, minority interest and extraordinary item	(16,942)	19,810	(45,785)	(2,202)
Income taxes	(4)	(38)	(110)	(161)
Income (loss) before minority interest and extraordinary item	(16,946)	19,772	(45,895)	(2,363)
Minority interest in (income) losses, net	287	(1,994)	2,811	214
Income (loss) before extraordinary item	(16,659)	17,778	(43,084)	(2,149)
Extraordinary loss, net of tax benefit	(3,240)	-	(3,240)	-
Net income (loss)	(€ 19,899)	€ 17,778	(€ 46,324)	(€ 2,149)
Per common share:				
Income (loss) before extraordinary item	(€ 0.60)	€ 0.62	(€ 1.57)	(€ 0.08)
Extraordinary loss	(0.11)	-	(0.11)	-
Net income (loss)	(€ 0.71)	€ 0.62	(€ 1.68)	€ (0.08)
Per common share - diluted:				
Income (loss) before extraordinary item	(€ 0.60)	€ 0.62	€ (1.57)	€ (0.08)
Extraordinary loss	(0.11)	-	(0.11)	-
Net income (loss)	(€ 0.71)	€ 0.62	€ (1.68)	€ (0.08)
Average common shares (thousands)	27,931	28,489	27,521	28,412
Average common shares - diluted (thousands)	27,931	28,772	27,521	28,412

SBS BROADCASTING SA
CONSOLIDATED BALANCE SHEETS
(in thousands of euro)

	December 31, 2001	June 30, 2002
ASSETS		(unaudited)
Current assets:		
Cash and short-term cash investments	€ 70,393	€ 42,188
Accounts receivable trade, net of allowance for doubtful accounts of €2,241 (€2,124 in 2001)	76,631	79,648
Accounts receivable, affiliates	1,212	1,583
Restricted cash and cash in escrow	3,341	1,282
Program rights inventory, current	100,641	116,840
Other current assets	30,544	29,993
Total current assets	282,762	271,534
Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,986	37,305
Goodwill and intangible assets, net of accumulated amortization	97,971	113,519
Program rights inventory, non-current	71,705	77,571
Deferred financing cost, net of accumulated amortization	7,753	7,119
Investments in and advances to unconsolidated subsidiaries, net	189,227	192,746
Investments in equity securities	13,986	11,720
Notes receivable	1,982	820
Other assets	1,261	1,841
Total assets	€ 702,633	€ 714,175
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	€ 27,216	€ 38,788
Accrued expenses	60,787	55,760
Program rights payable, current	66,935	76,598
Notes payable, current	1,925	1,360
Current portion of long-term debt	3,430	4,447
Deferred income, current	19,661	19,368
Total current liabilites	179,954	196,321
Program rights payable, non-current	21,937	33,695
Convertible subordinated notes due 2004	84,260	76,096
12% senior notes due 2008	135,000	135,000
Other long-term debt	19,827	17,843
Deferred income, non-current	2,004	512
Other non-current liabilities	8,065	6,964
Minority interests	17,953	19,366
Shareholders' equity:		
Common Shares (authorized 75,000, issued 28,586 at par value € 2.00)	56,703	57,173
Additional paid-in capital	616,845	616,761
Accumulated deficit	(439,295)	(441,444)
Unearned compensation	(828)	(414)
Treasury Shares at cost (18 Common Shares)	(502)	(502)
Other comprehensive income	710	(3,196)
Total shareholders' equity	233,633	228,378
Total liabilities and shareholders' equity	€ 702,633	€ 714,175

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9. August 02

SBS BROADCASTING S.A.

By: ______________________

Name: Markus Tellenbach

Title: Chief Executive Officer